[redacted]

SE 10027647 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8951 Research Drive
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bridges 949-417-1396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Suite 300, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 26 2010

Washington, DC 121

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE B. CASSINGHAM
Commission # 1810121
Notary Public - California
Orange County
My Comm. Expires Aug 18, 2012

Signature

President & CEO
Title

Anne B. Cassingham
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2009 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial statement schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2010

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current Assets	
Cash and cash equivalents	$ 46,613
Total current assets	46,613
Property and equipment, net	1,209
Total assets	$ 47,822

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 9,695
Stockholder's Equity	
Common stock, $0.001 par value; 10,000 shares authorized; 5,500 shares issued and outstanding	5
Additional paid-in-capital	295,873
Accumulated deficit	(257,751)
Total stockholder's equity	38,127
Total liabilities and stockholder's equity	$ 47,822

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

INCOME	
Interest income	$ 17
EXPENSES	
Professional fees	32,346
Licenses and fees	14,245
General and administrative	13,442
Total expenses	60,033
NET LOSS	$ 60,016

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2009	5,500	$ 5	$ 213,873	$ (197,735)	$ 16,143
Contribution	–	–	82,000	–	82,000
Net loss	–	–	–	(60,016)	(60,016)
BALANCE – December 31, 2009	5,500	$ 5	$ 295,873	$ (257,751)	$ 38,127

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (60,016)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	2,904
Changes in operating assets and liabilities:	
Accounts payable and accrued liabilities	(4,570)
Net cash used in operating activities	(61,682)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	82,000
Net cash provided by financing activities	82,000
NET INCREASE IN CASH	20,318
CASH and CASH EQUIVALENTS – beginning of year	26,295
CASH and CASH EQUIVALENTS – end of year	$ 46,613

 The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no revenues and relies on its stockholder to provide operating capital.

The Company is currently acting as a broker-dealer and providing sales, promotional and marketing assistance services in connection with the offering of 20,100,000 shares of common stock of Shopoff Properties Trust, Inc., a related party of the Company. The Company will not receive a selling commission in connection with the offering, but will earn a fixed monthly marketing fee as further described in Note 6.

The Company currently has no revenues and relies on its stockholder to provide operating capital. The accompanying financial statements have been prepared assuming the Company will continue in its current form. If the owner does not continue to provide sufficient capital, it may adversely affect the future operations of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2009.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2009.

Additionally, the company's current operations are dependent upon the real estate industry, which is historically subject to fluctuations in the local, regional and national economies. See Note 6 for additional information.

Fair Value of Financial Instruments and Certain Other Assets/Liabilities

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and cash equivalents and accounts payable approximate their fair value as of December 31, 2009, based on either market rates or their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2009, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on property and equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the life of the leases or the useful economic life of the assets.

Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statements of income and members' equity.

Revenue Recognition

The Company intends to recognize marketing fees discussed in Note 6 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. Accordingly, no provision for current federal income taxes have been provided in the accompanying financial statements for the year ended December 31, 2009. However, the Company is subject to state income taxes at the statutory rate of 1.5%. Because the Company had no revenue in 2009, the Company was not subject to such state taxes.

Effective for 2009, GAAP changed for the accounting and disclosure requirements of income tax uncertainties. While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standard Board ("FASB") issued a new accounting standard related to subsequent events, which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. The new accounting standard distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, the new accounting standard requires disclosure of the date through which subsequent events were evaluated. The new accounting standard is effective for interim and annual

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

periods after June 15, 2009. Management adopted the new accounting standard for the year ended December 31, 2009, and has evaluated subsequent events through February 25, 2010, which is the date the accompanying financial statements were issued.

In June 2009, the FASB issued a new accounting standard which provides guidance related to the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of a previously issued standard. The new accounting standard stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The new accounting standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard during the year ended December 31, 2009 did not have a material impact on our statements of operations or financial position.

3. PROPERTY AND EQUIPMENT

Property and equipment amounted to the following at December 31, 2009:

Equipment	$ 8,710
Accumulated depreciation and amortization	(7,501)
	$ 1,209

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2009, the Company had net capital of $36,918, which was $31,918 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2009 was 0.26-to-1.

4. REGULATORY REQUIREMENTS (continued)

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

5. STOCKHOLDER'S EQUITY

The Company is authorized to issue 10,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2009, the Stockholder has contributed an aggregate of $295,873 to additional paid-in capital, including $82,000 during the year ended December 31, 2009.

6. RELATED PARTY TRANSACTIONS

The Company is conducting the public offering of Shopoff Properties Trust, Inc. (the "Trust") on a "best efforts" basis. The Shopoff Group, L.P. (the "Shopoff Group"), a Delaware limited partnership, is the sponsor of the Trust. William A. Shopoff is the president and the chief executive officer of the Shopoff Group, the president, chief executive officer and chairman of the board of directors of the Trust, and a co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

The Company is not receiving a selling commission in connection with the offering of 20,100,000 shares of common stock of the Trust; however, at the completion of the offering and in the sole and absolute discretion of the Shopoff Group, a marketing fee is payable to the Company to assist the Company in discharging its obligations under the Broker-Dealer Agreement and to cover administrative and operational costs. A monthly marketing fee of $100,000 is estimated based on the anticipated three-year term of the offering and shall be non-refundable to the Shopoff Group. Payment of the marketing fee may also be withheld to the extent that such fee would result in the Company receiving a total underwriting compensation in excess of that which is permitted under the rules of the Financial Industry Regulatory Authority ("FINRA"). The offering is currently ongoing through August 2010. Because the Company has no revenues during the offering period, the Shopoff Group is committed to fund the Company's administrative and operational costs during this period. At the completion of the offering and at the absolute discretion of the Shopoff Group, if the above marketing fee is paid to the Company, the Company will then be obligated to reimburse the Shopoff Group for costs incurred by the Shopoff Group on the Company's behalf during the offering period.

6. RELATED PARTY TRANSACTIONS (continued)

The Company's accounts payable of $9,695 represents reimbursements due to the Shopoff Group for operational expenses.

7. FINRA EXAMINATION

During the year ended December 31, 2009, FINRA examined the Company's records as part of its routine cycle examination for the purpose of meeting the regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2009, FINRA issued an examination report, which included certain cautionary items that did not need to be included in the Central Registration Depository nor did they need to be reported on the Company's Form BD or Form U4. Additionally, the examination report included a referral of issues related to the Trust's offering to a separate examination. This separate examination related to the Trust's offering is ongoing and as of February 25, 2010, neither the Company nor the Trust has received communication from FINRA regarding this separate examination. The Company does not know when the examination will be resolved or what, if any, actions FINRA may require the Company to take as part of that resolution. This examination could result in fines, penalties or administrative remedies or no actions asserted against the Company. Because the Company cannot at this time assess the outcome of such examination by FINRA, if any, we have not accrued any loss contingencies in accordance with GAAP.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2009

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 38,127
Less: None-Allowable Assets	
Nonallowable Fixed Assets	1,209
Net Capital	$ 36,918
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 647
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 31,918
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 9,695
Ratio of aggregate indebtedness to net capital	26%
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2	
Net capital as reported	$ 36,918
Audit adjustments	–
Audited net capital	$ 36,918

There are no differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 for the year ended December 31, 2009.

See Independent Auditors' Report.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SQUAR MILNER

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2010

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Cayman Islands

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2009